9120 Lockwood Boulevard
Mechanicsville, VA 23116

February 9, 2015
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Response dated December 22, 2014
File No. 001-09810

Dear Ms. Jenkins:

As a follow up to our conference call held on February 5, 2015, we provide the following update to our response to Question #2 in our response letter dated January 23, 2015.

Owens & Minor’s Response:
We agree to disclose shipping and handling costs in our 2014 Form 10-K. Below is a draft of the proposed disclosure:

Shipping and Handling. Shipping and handling costs are included in SG&A expenses on the consolidated statements of income and include costs to store, move, and prepare products for shipment, as well as costs to deliver products to customers. Shipping and handling costs totaled $[XX] million, $[XX] million and $[XX] million for the years ended December 31, 2014, 2013 and 2012, respectively. Shipping and handling costs billed to customers, which are included in net revenue, are immaterial for all periods presented.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions that require further information, please feel free to contact me at (804) 723-7595.

Sincerely,
Owens & Minor, Inc.

/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and Chief Financial Officer